02 SEP -4 AM 10: 12

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/klf

14 August 2002

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

02049714

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 22 June 2002 to today's date. For completeness a list of these documents is attached to this letter.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
SEP 12 2002
P THOMSON FINANCIAL

dlw 9/10

DOCUMENTS PASSED TO SEC – 14 AUGUST 2002

COMPANIES HOUSE FILINGS			
•	24 June 2002	-	Forms 88(2) re allotment of shares
•	1 July 2002	-	Forms 288b re retirement of director
•	9 July 2002	-	Forms 88(2) re allotment of shares
•	22 July 2002	-	Forms 88(2) re allotment of shares
•	24 July 2002	-	AGM Resolutions 9 to 12
•	5 August 2002	-	Form 288c
•	6 August 2002	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS			
•	24 June 2002	-	Director shareholdings
•	24 June 2002	-	Annual Report & Financial Statements; Summary Financial Statement; Shareholder Circular; Form of Proxy and Corporate & Social Responsibility Report
•	5 July 2002	-	Block Listing Returns
•	11 July 2002	-	Purchase of own shares/ Director shareholdings
•	12 July 2002	-	Additional listing
•	15 July 2002	-	Director shareholdings
•	24 July 2002	-	First quarter trading update
•	24 July 2002	-	AGM Resolutions 2 and 9 to 20
•	25 July 2002	-	Director shareholdings
•	13 August 2002	-	Purchase of own shares/ Director shareholdings

PAUL COOPER
14 AUGUST 2002

Dannm... No
82 50m

02 SEP -4 AM 10:23

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/klf

24 June 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

FPO83

mpany Number: 146575

mpany name in full: GUS plc

ıares allotted (including bonus shares):

te or period during which ıres were allotted
ˑʰares were allotted on one date .hat date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	6	2002			

ıss of shares *ɔinary or preference etc)*	Ordinary		
ımber allotted	3,788		
ıminal value of each share	25p		
ıount (if any) paid or due on each are *(including any share premium)*	6.127p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɜated as paid up			

ɔnsideration for which ɘ shares were allotted
ıis information must be supported by ɘ duly stamped contract or by the duly ımped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 3,788
Name Address UK Postcode	Class of shares allotted	Number allotted
Name ddress UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned David Morris, Date 24 Aug 2002

A director / secretary / ~~administrator / administrative~~ receiver / receiver manager / receiver

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA
ESP/EX-C/e 4785/CN Tel 0161 833 692
DX number DX exchange

Companies No
82 5017

GUS

Ref: PGC/klf

1 July 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

I enclose form 288b in connection with the retirement of Victor Barnett from the Board of GUS plc.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 146575

Company Name in full GUS plc

	Day	Month	Year
Date of termination of appointment	01	07	2002

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title [ ] *Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) VICTOR JULES

Surname BARRETT

	Day	Month	Year
†Date of Birth	05	04	1933

A serving director, secretary etc must sign the form below.

Signed David Morris **Date** 1 JULY 2002

(** ~~serving director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PAUL COLLIN ; GUS plc ; UNIVERSAL HOUSE ;
DEVONSHIRE STREET ; MANCHESTER
M60 1XA Tel 0161 277 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

82 5017

GUS

Ref: PGC/klf

9 July 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Sha.

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	7	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,183		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

SHARES ALLOTTED

PAGE : 1

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 28JUN02 TO 28JUN02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BRIMELOW MARK /MR.,DECD 4 GORSEY CLOUGH WALK TOTTINGTON BURY LANCASHIRE BL8 3JU	20
DONALD KEITH /MR. 14 WHITEHALL PARADE RUMNEY CARDIFF SOUTH GLAMORGAN CF3 3DJ	127
EGGLETON WAYNE M /MR. 4 WILLOW COURT 56 BENSHAM MANOR RD THORNTON HEATH SURREY CR7 7AB	68
GREGORY LORRAINE CATHERI /MS. 16 CAXTON ROAD OLD WOLVERTON MILTON KEYNES BUCKS	74
OHAL SATNAM SINGH /MR. 5 ERSKINE ROAD SHERWOOD RISE NOTTINGHAM NG5 1BP	716
OBLE ANTHONY /MR. 24 WHITE MOSS ROAD EAST BLACKLEY MANCHESTER M9 6HG	84
ABY JON /MR. 1070 CHESTER ROAD STRETFORD MANCHESTER LANCASHIRE M32 0HP	31
MITH ALAN KEITH /MR. 10 BANKSIDE HIGHTOWN CROSBY LIVERPOOL L38 9EL	63

Attachment to Form 88(2) dated 9/7/01

Company No
825017

02 SEP -4 AM 10:2

GUS

Ref: PGC/klf

22 July 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

IFPO83

›mpany Number	146575
›mpany name in full	GUS plc

ıares allotted (including bonus shares):

ıte or period during which
ares were allotted
*shares were allotted on one date
ıter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	15	7	2002			

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	4,160		
ominal value of each share	25p		
mount (if any) paid or due on each ıare *(including any share premium)*	384p		

i.. the names and addresses of the allottees and the number of shares allotted to each overleaf

' the allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be ·eated as paid up			

›onsideration for which ıe shares were allotted *This information must be supported by ıe duly stamped contract or by the duly ·tamped particulars on Form 88(3) if the ·ontract is not in writing.)*	

**When you have completed and signed the form send it to
The Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

...ames and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name See Attached List Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 4,160
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Morris **Date** 22 July 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/JN/6002 Tel 0161 833 692

DX number DX exchange

SHARES ALLOTTED

MPANY : GUS PLC
CURITY : ORDINARY 25P SHARES

LOTMENT PERIOD : FROM 12JUL02 TO 12JUL02

OLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
LBERICI MARK T /MR. 7 RATCLIFFE ROAD OLIHULL MIDLANDS 91 2JA	92
ADLEY EDWARD /MR. 1 BORESTONE PLACE T NINIANS TIRLINGSHIRE K7 0PP	797
RT CHRISTOPHER /MR. 8 RUSKIN PATH ICKFORD SSEX	185
RTON LORNA M /MRS. 8 SPETCHLEY ROAD ORCESTER R5 2NL	31
LTON ROY W /MR. 0 TIREE CLOSE ROWELL PARK OTTINGHAM G9 3RG	158
OKSEY MARGARET /MRS. 8 HARVEST ROAD OWLEY REGIS EST MIDLANDS 65 8EJ	41
WARDS WILLIAM /MR. 3 NORFOLK STREET LACKBURN ANCS B2 4EW	57
ANS PETER DAVID /MR. LAT 3 EORGIAN COURT ARK CLOSE ONDON	319
STER NICHOLAS J /MR. 6 GARGRAVE AVENUE OLTON ANCHESTER L1 5UQ	742
EEMAN ANDREW R /MR. 1 LINGFOREST ROAD ANSFIELD OTTINGHAM G18 3NN	37

Attachment to form 88(2) dated 22 July 2002

ODGES JAMES S /MR. 19 BRINDLES CANVEY ISLAND ESSEX SS8 9TG	111
OWE MELVYN J /MR. 154 DRAKE AVENUE DINES GREEN WORCESTER WR2 5RR	158
ARSHALL TREVOR J /MR. 18 PORCHESTER ROAD BINGHAM NOTTINGHAM NG13 8ES	198

OLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
OOD ANDREW J /MR. 3 GREGORYS COURT MERRIMANS HILL ROAD WORCESTER WR3 8LR	371
ORTHINGTON JOHN STEPHEN ALAN MR. 36 SUNNINGDALE DRIVE DAVENTRY NORTHANTS NN11 4NZ	863
UMBER OF ACCOUNTS : 15	4160

END OF REPORT **

Adelaide House London Bridge London EC4R 9HA tel +44 (0)20 7760 1000 fax +44 (0)20 7760 1111 www.blplaw.com

berwin leighton paisner

02 SEP -4 10:23

Companies no 82 5017

our ref JSM/1000.545
your ref
ddi 020 7427 1361
e-mail jonathan.morris@blplaw.com

Mr David Morris
Company Secretary
GUS plc
Universal House
Devonshire Street
Manchester M60 1XA

24 July 2002

BY OVERNIGHT COURIER

Dear David

AGM

Following today's AGM of GUS plc, I enclose the following:

1 Print of Resolutions 9 to 20 (inclusive) passed at the meeting; and

2 20 x prints of the (amended) Memorandum and Articles of Association of the company.

I confirm that I have forwarded:

(a) to the UKLA prints of Resolutions 2 and 9 to 20 (inclusive) passed at the meeting; and

(b) to Companies House prints of Resolutions 9 to 12 (inclusive) passed at the meeting.

Once again, I have very much enjoyed working with you and Paul in connection with this year's AGM.

With best wishes

Yours sincerely

Jonathan Morris

mb\2091363.01

Company No: 146575

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

GUS plc
("the Company")

(passed on 24 July 2002)

At the 2002 Annual General Meeting of the Company duly convened and held on 24 July 2002, the following resolutions were duly passed as to resolutions numbered 10 and 13 to 20 (inclusive) as Ordinary Resolutions of the Company and as to resolutions numbered 9, 11 and 12 as Special Resolutions of the Company:

SPECIAL RESOLUTION

9 That the Company be and is hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of the said Act) of Ordinary shares in the capital of the Company provided that:

(i) the maximum number of Ordinary shares of 25p each in the capital of the Company which may be purchased is 100,000,000 being approximately 9.9 per cent of the Company's issued Ordinary share capital as at 31 May 2002;

(ii) the minimum price which may be paid for each share is 25p;

(iii) the maximum price which may be paid for each share is an amount equal to 105 per cent of the average middle market quotations for an Ordinary share of 25p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

BLP1.2086936.01.JSM/1000/00545

(iv) the authority hereby conferred shall be in substitution for that conferred by the Special Resolution passed on 25 July 2001 and shall expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting of the Company to be held in 2003 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

ORDINARY RESOLUTION

10 That, pursuant to Article 5 of the Company's Articles of Association, the directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the said Act) up to an aggregate nominal value of £60,820,207 being approximately 24 per cent of the Company's issued Ordinary share capital as at 31 May 2002 (which represents the whole of the Company's unissued Ordinary share capital as at 31 May 2002) provided that such authority shall expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting to be held in 2003 unless previously renewed, varied or revoked by the Company in General Meeting save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

11 That, pursuant to Article 6 of the Company's Articles of Association but subject to the passing of Resolution 10 above, the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by Resolution 10 above as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue to or in favour of Ordinary shareholders where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares of 25p each held by them provided always that the

directors be and are hereby authorised to make such exclusions or arrangements as they may consider expedient to deal with fractional entitlements or any legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange in connection with any such offer; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £12,583,990 representing five per cent of the Company's issued Ordinary share capital as at 31 May 2002,

and this authority shall expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting to be held in 2003 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

12 That clause 4 of the Memorandum of Association of the Company be and is hereby altered by the renumbering of existing sub-clause (W) as sub-clause (X) and the insertion of the following new sub-clause (W):

"(W) To make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000)."

ORDINARY RESOLUTIONS

13 That, subject to the passing of Resolution 12 above, the Company be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £50,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

14 That Argos Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the

Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

15 That G.U.S. Home Shopping Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

16 That Reality Group Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

17 That Jungle.com Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £10,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

18 That Burberry Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

19 That Experian Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

20 That the GUS plc North America Qualified Employee Stock Purchase Plan ("the Plan") (the main features of which are summarised in the Circular to Shareholders, dated 24 June 2002, and the rules of which, initialled by the Chairman for the purposes of identification, are produced to the Meeting) be and is hereby approved and that the directors be and are hereby authorised to do all such acts and things as may be necessary or expedient to establish and operate the Plan including making such modifications to the rules as may be necessary to ensure compliance with such statutory, fiscal or securities regulations as may apply to the Plan or any participant therein.

....

CHAIRMAN

CARRINGTON
NV 82-5017

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 146575

Company Name in full GUS plc

Changes of particulars form *Complete in all cases*

Date of change of particulars: Day 10 Month 07 Year 2002

Name *Style / Title: MR — *Honours etc:

Forename(s): JOHN WILFRED

Surname: PEACE

† Date of Birth: Day 02 Month 03 Year 1949

Change of name *(enter new name)* Forename(s): NOT APPLICABLE

Surname: NOT APPLICABLE

Change of usual residential address *(enter new address)*: CAUNTON MANOR, MANOR ROAD, CAUNTON

Post town: NEWARK

County / Region: NOTTINGHAMSHIRE — Postcode: NG23 6AD

Country: ENGLAND

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed David Morris — **Date** 5/8/02

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DAVID MORRIS, COMPANY SECRETARY, GUS plc
PO BOX 99 UNIVERSAL HOUSE, DEVONSHIRE STREET
MANCHESTER M60 1XA — Tel 0161.273.8282
DX number — DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — **DX 235 Edinburgh**

Form revised July 1998

Kommun NJ
82 5017

GUS

Ref: PGC/klf

6 August 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PP Gemma Haynes

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

Companies House
Crown Way
Maindy

Manchester M60 1XA
Tel 0161 273 8287
Fax 0161 237 4056
Direct Lines
Tel 0161 237 4064
Fax 0161 237 4056

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares I enclose Form 88(2) duly completed.

Yours faithfully

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Sha

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	7	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,856		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name See Attached List Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 5,856
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/JN/6126 Tel 0161 273 8282

DX number DX exchange

SHARES ALLOTTED

Y : GUS PLC
TY : ORDINARY 25P SHARES

MENT PERIOD : FROM 26JUL02 TO 26JUL02

ERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
SATINDER /MR. FOSSEWAY DRIVE DINGTON RMINGHAM 23 5LD	55
UNT PAUL D /MR. 2 SUTHERLAND AVENUE RESDEN STOKE-ON-TRENT STAFFS ST3 4EQ	466
RYAN PAUL /MR. 52 MOAT WAY HANDSACRE RUGELEY STAFFORDSHIRE	118
COOKSON MAXINE /MISS. 113 GREENBANK TERRACE LOWER DARWEN LANCASHIRE BB3 0RN	127
EWEN LAURENCE C /MR. 6 DERBETH GRANGE KINGSWELLS ABERDEEN AB15 8TW	86
HAYDEN EAMONN /MR. 40 VIVIAN ROAD BOW LONDON E3 5RF	557
HOPKINS ERIC /MR. 6 ALPHA CLOSE BOWERS GIFFORD PITSEA BASILDON	371
HOWE MARK A /MR. 3 MELROSE ROAD YEOVIL SOMERSET BA21 4QP	185
HUSSELL ANTHONY /MR. AMBERWOOD 5 OLD ROAD NORTH KEMPSEY WORCESTER	797
/MRS	55

ERDINGTON
BIRMINGHAM
B23 5LD

INTOTT JOHN MURPHY /MR.
9 DEACON ROAD
LOCKS HEATH
SOUTHAMPTON
S031 6RU

OWES GRAEME FRASER /MR.
CYPRY HOUSE
DEAN FARM LANE
SOULBURY
LEIGHTON BUZZARD
LU7 0DD

198

928

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
LYNCH JOHN /MR. 16 FIRECREST WAY BASFORD NOTTINGHAM NOTTINGHAMSHIRE NG6 ONE	65
MARTIN RAYMOND S /MR. 72 AMBERLEY ROAD HILSEA PORTSMOUTH HANTS	19
MILLER MICHAEL A /MR. 84 WHITE EDGE MOOR LIDEN SWINDON SN3 6LU	319
MOORE RAYMOND /MR. 32 VISCOUNT COURT EATON SOCON ST NEOTS CAMBRIDGESHIRE	74
PARSLEY DAVID /MR. 75 REIN ROAD TINGLEY WAKEFIELD WF3 1HY	185
PASSCO WAYNE /MR. 65 VICTORIA STREET BIRMINGHAM WEST MIDLANDS B9 5AB	204
PIKE GARY P /MR. AU DEL MARINERS 50 16C ATRIUM COSTA 03570 VILLAJOYOSA ALICANTE	159
RUSHTON MICHAEL J /MR. 3 NORWICH CLOSE WASHINGBOROUGH LINCOLN LN4 1SW	33
SHERIDAN VICKY M /MISS. 62 BUTLER ROAD DAGENHAM ESSEX RM8 2DR	159
STALLARD RICHARD /MR. 65 KINGSTON WAY SEAFORD EAST SUSSEX BN25 4NG	159
WATTS RONALD /MR.	92

21 BELGRAVE ROAD
WILNECOTE
TAMWORTH
STAFFORDSHIRE

ELSTEAD WILLIAM N /MR.
11 MEDWAY GARDENS
WEMBLEY
MIDDLESEX
HA0 2RW

445

UMBER OF ACCOUNTS : 24

5856

END OF REPORT **

Common NL
82 5017

GUS

Ref: PGC/klf

24 June 2002

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	526905
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 17 June 2002, Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited, purchased 245,777 ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust No. 3 at a price of £6.386362 per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the ordinary share capital of the Company.

GUS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent adviser.

If you have sold or otherwise transferred all of your shares in GUS plc, please forward this document and the accompanying form of proxy at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

GUS plc

Annual General Meeting 2002

GUS plc

(incorporated and registered in England No. 146575)

Registered Office:
Universal House
Devonshire Street
Manchester M60 1XA

24 June 2002

To holders of Ordinary shares

Dear Shareholder

Annual General Meeting: 24 July 2002

This letter accompanies the Annual Review & Summary Financial Statement 2002 of GUS plc ("the Company") and, for those shareholders who have elected to receive them, the Annual Report & Financial Statements 2002. The Notice of the Annual General Meeting of the Company and the resolutions to be proposed at that Meeting are set out on pages 3 to 6 of this document.

Resolutions 1 to 8 inclusive deal with the receipt of the report of the directors and the financial statements of the Company for the year to 31 March 2002, together with the report of the auditors, the approval of the remuneration report, the declaration of a final dividend, the re-election of directors and the re-appointment of PricewaterhouseCoopers as auditors and the authorisation of the directors to fix their remuneration. Biographical details of the directors seeking re-election are set out on pages 16 and 17 of the Annual Review & Summary Financial Statement 2002.

Purchase of own shares

At the Annual General Meeting of the Company held on 25 July 2001, authority was given for the Company to make market purchases of up to 9.9 per cent of the issued Ordinary share capital of the Company. Since this authority expires at this year's Annual General Meeting, Resolution 9 will be proposed as a Special Resolution to renew the authority to purchase up to 100,000,000 Ordinary shares being approximately 9.9 per cent of the issued Ordinary share capital as at 31 May 2002. The Company will only exercise the power of purchase after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, it is satisfied that it is in the best interests of the Company and of its shareholders generally to do so and where there would be a resulting increase in earnings per share.

The total number of warrants and options to subscribe for equity shares, which are outstanding as at 31 May 2002, is 21,485,061 representing approximately 2.1 per cent of the issued Ordinary share capital at that date. If the full authority being sought was utilised, so reducing the issued Ordinary share capital by an equivalent amount, the figure of 21,485,061 would represent approximately 2.4 per cent of the issued Ordinary share capital.

This authority will expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting to be held in 2003.

Powers to allot shares and disapply pre-emption rights

Resolution 10, which will be proposed as an Ordinary Resolution, seeks to renew the directors' authority under Section 80 of the Companies Act 1985 to allot unissued share capital, this year up to an aggregate nominal amount of £60,820,207 being approximately 24 per cent of the Company's issued Ordinary share capital (and representing the whole of the unissued Ordinary share capital) as at 31 May 2002.

Resolution 11, which will be proposed as a Special Resolution, renews the directors' power to allot shares for cash without offering those shares pro rata to existing shareholders, this year up to an aggregate nominal amount of £12,583,990 representing five per cent of the Company's issued Ordinary share capital as at 31 May 2002.

The directors consider that it is in the best interests of the Company and its shareholders generally that they should have the flexibility conferred by the above authorities to make small issues of shares for cash as suitable opportunities arise, although they have no present intention of exercising either of these authorities. Both of these authorities will expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting to be held in 2003.

Political donations and expenditure

Resolution 12, which will be proposed as a Special Resolution, seeks authority to alter the Memorandum of Association of the Company in order to give the Company the power to make donations or incur expenditure which would otherwise be prohibited by Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000) ("the Act"). Resolution 13, which will be proposed as an Ordinary Resolution, seeks authority from shareholders for the Company to exercise this power up to a maximum amount of £50,000 during each successive twelve month period from the date of the Annual General Meeting until 23 July 2005 and Resolutions 14 to 19 inclusive, which will be proposed as Ordinary Resolutions, seek corresponding authorities, for amounts varying between £10,000 and £25,000 in each such twelve month period, from shareholders in relation to certain of the Company's subsidiaries.

It has been the Group's policy over many years not to make donations to political parties and the Company has no intention of altering this policy. However, the definitions in the Act of donation, EU political organisation and EU political expenditure are broadly drafted. Accordingly, the Company wishes to ensure that neither it nor any of its subsidiary companies inadvertently commits any breaches of the Act through the undertaking of routine activities, which would not normally be considered to result in the making of political donations and which were not previously regulated. The Act requires a separate resolution of the Company to be passed with respect to each of the subsidiary companies concerned.

Qualified employee stock purchase plan

Two years ago, shareholders approved the adoption of a savings-related share option scheme and an all-employee share ownership plan for the benefit of UK employees and authorised the directors to establish equivalent plans in other countries. The directors have been advised that the most appropriate plan for United States employees is a Qualified Employee Stock Purchase Plan (known as a "section 423 plan") but, as a matter of US tax law, such a plan requires specific shareholder approval. The general authority conferred on the directors at the Annual General Meeting held in 2000 does not satisfy this requirement; hence the need for Resolution 20 which will be proposed as an Ordinary Resolution.

The proposed plan will be open to all employees of the Company's US subsidiaries who have completed a qualifying period of not more than six months' service. Employees will be offered options to acquire shares in the Company at not less than 85 per cent of the lower of the share prices at the beginning and end of each option period. The option price will be paid by deductions from salary. For tax reasons, option periods are unlikely to exceed 27 months and may be shorter. No participant may acquire more than US$25,000 worth of shares under the plan in any year or contribute more than US$400 per month of salary and no more than 15 million shares in aggregate will be available under the plan.

A copy of the rules of the plan will be available for inspection from today's date at the offices of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN during normal business hours on any weekday (Saturday, Sunday and public holidays excepted) until the conclusion of this year's Annual General Meeting, and also at the place of the Meeting on 24 July 2002 from 11.15am until its conclusion.

Recommendation

The directors consider that all the resolutions in the Notice of Meeting are in the best interests of shareholders as a whole and recommend that you vote in favour of each of them, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Sir Victor Blank
Chairman

Notice of Meeting

Notice is hereby given that the eighty-fourth Annual General Meeting of GUS plc ("the Company") will be held at the Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW on Wednesday 24 July 2002 at 11.30am for the following purposes:

1. To receive the report of the directors and the financial statements of the Company for the year ended 31 March 2002, together with the report of the auditors.

2. To approve the report on directors' remuneration and related matters including the Board's remuneration policy for executive directors as set out in the Annual Report & Financial Statements 2002.

3. To declare a final dividend on the Ordinary shares.

4. To re-elect as a director Frank Newman, who retires from office under Article 74 of the Company's Articles of Association, having been appointed by the Board since the last Annual General Meeting.

To re-elect as directors the following persons, who retire by rotation under Article 76 of the Company's Articles of Association:

5. Terry Duddy

6. Alan Smart

7. David Tyler

8. To re-appoint PricewaterhouseCoopers as auditors to hold office until the conclusion of the next General Meeting at which financial statements and reports are laid and to authorise the directors to fix their remuneration.

9. To propose the following Special Resolution:
That the Company be and is hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of the said Act) of Ordinary shares in the capital of the Company provided that:

   (i) the maximum number of Ordinary shares of 25p each in the capital of the Company which may be purchased is 100,000,000 being approximately 9.9 per cent of the Company's issued Ordinary share capital as at 31 May 2002;

   (ii) the minimum price which may be paid for each share is 25p;

   (iii) the maximum price which may be paid for each share is an amount equal to 105 per cent of the average middle market quotations for an Ordinary share of 25p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

   (iv) the authority hereby conferred shall be in substitution for that conferred by the Special Resolution passed on 25 July 2001 and shall expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting of the Company to be held in 2003 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

10. To propose the following Ordinary Resolution:
That, pursuant to Article 5 of the Company's Articles of Association, the directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the said Act) up to an aggregate nominal value of £60,820,207 being approximately 24 per cent of the Company's issued Ordinary share capital as at 31 May 2002 (which represents the whole of the Company's unissued Ordinary share capital as at 31 May 2002) provided that such authority shall expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting to be held in 2003 unless previously renewed, varied or revoked by the Company in General Meeting save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

11. To propose the following Special Resolution:
That, pursuant to Article 6 of the Company's Articles of Association but subject to the passing of Resolution 10 above, the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by Resolution 10 above as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue to or in favour of Ordinary shareholders where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares of 25p each held by them provided always that the directors be and are hereby authorised to make such exclusions or arrangements as they may consider expedient to deal with fractional entitlements or any legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange in connection with any such offer; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £12,583,990 representing five per cent of the Company's issued Ordinary share capital as at 31 May 2002,

and this authority shall expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting to be held in 2003 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

12. To propose the following Special Resolution:
That clause 4 of the Memorandum of Association of the Company be and is hereby altered by the renumbering of existing sub-clause (W) as sub-clause (X) and the insertion of the following new sub-clause (W):

"(W) To make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000)."

13. To propose the following Ordinary Resolution:
That, subject to the passing of Resolution 12 above, the Company be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £50,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

14. To propose the following Ordinary Resolution:
That Argos Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

15. To propose the following Ordinary Resolution:
That G.U.S. Home Shopping Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

16. To propose the following Ordinary Resolution:
That Reality Group Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

17. To propose the following Ordinary Resolution:
That Jungle.com Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £10,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

18. To propose the following Ordinary Resolution:
That Burberry Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

19. To propose the following Ordinary Resolution:
That Experian Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

20. To propose the following Ordinary Resolution:
That the GUS plc North America Qualified Employee Stock Purchase Plan ("the Plan") (the main features of which are summarised in the Circular to Shareholders, dated 24 June 2002, and the rules of which, initialled by the Chairman for the purposes of identification, are produced to the Meeting) be and is hereby approved and that the directors be and are hereby authorised to do all such acts and things as may be necessary or expedient to establish and operate the Plan including making such modifications to the rules as may be necessary to ensure compliance with such statutory, fiscal or securities regulations as may apply to the Plan or any participant therein.

24 June 2002

Registered Office:
Universal House
Devonshire Street
Manchester M60 1XA

By Order of the Board
David Morris
Secretary

Notes

1. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those persons entered on the Register of Members of the Company as at 6pm on 22 July 2002 shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register after 6pm on 22 July 2002 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

2. A member entitled to attend and vote at the Meeting may appoint a proxy or proxies to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company. To be valid, a form appointing a proxy (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) must be received at the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6EE not later than 48 hours before the time appointed for holding the Meeting. The completion and return of a form of proxy will not preclude members entitled to attend and vote at the Meeting (or at any adjournment of the Meeting) from doing so in person if they so wish.

3. It is proposed that the final dividend on the Ordinary shares will be paid on 30 August 2002 to those persons on the Register of Members at the close of business on 2 August 2002. Dividend warrants will be posted on 28 August 2002.

GUS

www.gusplc.com

82 5017

02 SEP -4 AM 10:2

GUS plc Annual General Meeting 2002: Form of Proxy

GUS

I/We, the undersigned, whose full name(s) and address is/are set out above, being a member/members of the above-named Company, hereby appoint the Chairman of the Meeting or [   ] (See Note 2)

as my/our proxy to attend and, on a poll, to vote as indicated below (and at his/her discretion in respect of any other matters arising) at the Annual General Meeting of the Company to be held on Wednesday, 24 July 2002 at 11.30am and at any adjournment thereof.

Resolutions	For	Against
1. To receive the report of the directors and the financial statements of the Company for the year ended 31 March 2002 together with the report of the auditors	☐	☐
2. To approve the report on directors' remuneration and related matters including the Board's remuneration policy for executive directors	☐	☐
3. To declare a final dividend on the Ordinary shares	☐	☐
4. To re-elect Frank Newman as a director	☐	☐
5. To re-elect Terry Duddy as a director	☐	☐
6. To re-elect Alan Smart as a director	☐	☐
7. To re-elect David Tyler as a director	☐	☐
8. To re-appoint PricewaterhouseCoopers as auditors and to authorise the directors to fix their remuneration	☐	☐
9. To renew the authority to make market purchases of Ordinary shares	☐	☐

Resolutions	For	Against
10. To renew the authority to allot shares	☐	☐
11. To disapply the statutory pre-emption rights	☐	☐
12. To alter the Memorandum of Association	☐	☐
To authorise donations to EU political organisations/EU political expenditure:		
13. GUS plc	☐	☐
14. Argos Limited	☐	☐
15. G.U.S. Home Shopping Limited	☐	☐
16. Reality Group Limited	☐	☐
17. Jungle.com Limited	☐	☐
18. Burberry Limited	☐	☐
19. Experian Limited	☐	☐
20. To approve the GUS plc North America Qualified Employee Stock Purchase Plan	☐	☐

Signature [   ]   Date [   ]

Notes:

1. Please indicate in the box provided how you wish your vote to be cast on a poll in respect of each of the Resolutions set out above; otherwise the proxy will vote or abstain at his/her discretion. IT IS ESSENTIAL THAT YOU COMPLETE THE APPROPRIATE BOXES IN BLACK INK AS FOLLOWS: ■
2. You are entitled to appoint a proxy or proxies of your choice. A proxy need not be a member of the Company. If you wish to appoint such a person, please delete the words "the Chairman of the Meeting or", initial the alteration and PRINT the name of the person you wish to appoint in the box provided.
3. To be valid, this form (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) must be received at the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6EE, not later than 48 hours before the time appointed for holding the Meeting. The completion and return of this form will not preclude members entitled to attend and vote at the Meeting (or at any adjournment of the Meeting) from doing so in person if they so wish.
4. Where the member is a corporation, this form should be executed as a deed or under its common seal or under the hand of an officer or other person so authorised.
5. In the case of joint holders, only one need sign this form, but the name(s) of the other joint holder(s) should be shown. The vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). Seniority will be determined by the order in which the names of the holders appear in the Register of Members in respect of the joint holding.

AGM Location/Identification

GUS

A map of the siting of the Marriott Grosvenor Square is shown overleaf (please note the entrance is on Duke Street). If you are attending the Annual General Meeting, it will assist our staff if you have this slip available on your arrival at the Meeting.

Wednesday 24 July 2002 at 11.30am
Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW
Note The entrance is on Duke Street

BUSINESS REPLY SERVICE
Licence No. SEA 9442

1

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6EE

AGM Location/Identification

GUS



MARBLE ARCH
Marble Arch
OXFORD STREET
Bond Street
GROSVENOR
UPPER BROOK ST
SOUTH AUDLEY ST
SQUARE
BROOK GATE
PARK LANE
MOUNT STREET
HYDE PARK
MAYFAIR

Wednesday 24 July 2002 at 11.30am
Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW
Note The entrance is on Duke Street

GUS

Corporate Social Responsibility Report 2002



Contents



"When I saw the advertisement on our intranet for volunteers to help run an after school computer club, I jumped at the chance. Watching the children learn and develop their skills has been a great experience."

Coral Darling
Account Manager
Experian

Group overview
GUS is a retail and business services group. We provide information solutions and customer relationship management services through Experian, multi-channel retailing and home delivery through Argos Retail Group (ARG) and luxury goods through Burberry.

The Group employs over 60,000 people and, in the year to March 2002, had sales of £6.5bn.

Introduction

Welcome to this first report on our Group's corporate social responsibilities (CSR). Remarkably, it is only 18 months since I introduced our first Environmental Report, such is the speed with which the concept of CSR has evolved.

I believe that a number of influences have brought about this rapid evolution. Large corporations have learned that they can no longer take for granted the approval of society. Good environmental practice has ceased to be the preserve of 'green' companies and is now mainstream business thinking. And standards of corporate governance have continued to rise, requiring senior executives to think beyond purely financial measures for managing and judging success.

On the other hand, many of the elements of CSR are not new. Most companies have a professional approach to managing people and have long since recognised that well-motivated employees are good for business. Most, too, appreciate the value of being actively involved with the communities in which they operate.

Through bringing all these aspects together under the one heading, CSR has taken on a scale and an importance that ensures it a place on the Board agenda. At the same time, efforts to define and benchmark the performance of companies have provided CSR with a rigour that is vital to investors and other stakeholders.

When GUS decided to recognise CSR formally and bring together its environmental, community and human rights management into one structure, we found that in some areas we had best practice and in others we had some way to go. I hope you will judge this first CSR Report to be both frank and comprehensive. Our objective is not to demonstrate that we have completed a journey, but to show how we are focusing on our social responsibilities and doing so with enthusiasm and commitment.

John Peace
Group Chief Executive



Our approach

GUS believes that the company is better placed to achieve sustained profitable growth by considering carefully its impact on society and by responding to the needs of all its different stakeholders.

We see our key stakeholders as:

- Our investors and lenders and all who advise them.
- Our customers.
- Our colleagues in GUS.
- Our suppliers and business partners.
- The communities around us.
- Opinion formers and policy makers in Government, NGOs and the media.

Overall responsibility for CSR lies with David Morris, the Company Secretary. This appointment reflects the links between corporate governance and CSR, as well as the increasing shareholder interest in the subject.

David Morris ensures that CSR issues have a regular place on the Board agenda and is supported by a CSR Steering Group under his chairmanship. This group draws on staff with relevant expertise from across GUS and is supported by external advisers. Its formal terms of reference include highlighting risks and opportunities for the attention of the Board and setting the indicators by which GUS will measure its progress.

We follow the definition of CSR embodied in the 'Winning with Integrity' report from the UK non-governmental organisation Business in the Community (BITC). This document defines seven areas for a business to consider when thinking about its impact on society: the company purpose and values, the way the company treats its employees, the social impact of the company's behaviour in the marketplace, the company's management of human rights, community relations, environmental issues and the management frameworks supporting these areas.

CSR indicators

GUS is committed to benchmarking its CSR performance, both within the company and externally, using a set of quantified indicators. We intend using these indicators to set targets and to measure and report our progress.

BITC has established a working group of 20 large companies to establish and pilot a common set of CSR indicators across all participants. GUS is part of this working group and is committed to publishing its progress against these indicators on the BITC website (www.iosreporting.org).

Risk management and governance

CSR is an integral part of our ongoing risk management processes. All risks, including those in the supply chain and those relating to the environment and human rights, should be identified, understood and controlled appropriately, with senior management kept informed of progress and problems. Each business already performs an annual risk assessment, which includes non-financial risks. The results of these assessments are reported to the Board through the Audit Committee.

Board involvement and control is reinforced by the role of the Company Secretary in chairing the CSR Group. The Group Head of Internal Audit is also member of the CSR Group and directs internal audit activity to any areas requiring review or independent verification.

We have plans to strengthen our approach further and to systemise our assessment of financial and non-financial risks.

CSR principles

GUS has developed a set of CSR principles, endorsed by the Board, to set direction across the Group and provide a yardstick to measure our progress.

1. **Communication**
We are determined to stay abreast of society's expectations in social responsibility and to implement change enthusiastically. We will listen hard to our stakeholders and report honestly on our actions and progress.

2. **Benchmarking**
We know that we can learn from other organisations, as well as from the many examples of good practice within our own company. We will benchmark our performance, both externally and internally, using quantifiable performance indicators.

3. **Employment practices**
We are committed to high standards of employment practice and wish to be recognised as a good employer. We aim to reward people fairly and to provide equality of opportunity, personal development and training, and a safe and healthy workplace.

4. **Community relations**
We value our relationships with the community around us and believe that thriving businesses depend upon thriving communities. Our community programmes are therefore rooted in our business strategy and are an important management responsibility.

5. **Environment**
In GUS, we do not handle toxic substances or manage industrial processes. Nevertheless, GUS is one of the largest companies in the UK and it has a responsibility to consider its impact upon the environment. We are committed to continuous improvement in our environmental performance, particularly through minimising waste, increasing energy efficiency and reducing our consumption of materials.

6. **Human rights**
We care about human rights in our own workplace and want to be sure that our suppliers and business partners demonstrate similar concern. We make these organisations aware of our requirements and take all reasonable steps to ensure they are met.

7. **Customers**
We believe we can serve the best interests of our customers by recognising them as individuals. We are committed to responding to their needs, respecting their privacy and making every effort to earn their trust.

8. **Culture**
We believe that good corporate citizenship ultimately resides in the hearts and minds of our people. Our aim is to ensure that these wider social responsibilities influence the way we manage, reward and develop our people in order to become part of our culture.

"Our long-term growth and stability as a business depend upon meeting the expectations of all our different stakeholders. We have to measure our impact on society with the same rigour as every other aspect of our performance."

Sarah Sodeau
Group Head of Internal Audit
GUS plc



Community

We believe that GUS companies are each well placed to understand and provide support to their own communities.

Our businesses are developing approaches that are appropriate both to them and to their communities. The role of GUS at Group level is to set the principles of community and charitable involvement, measure the inputs and impacts of such involvement and report openly to stakeholders.

GUS Charitable Trust
The GUS Charitable Trust is the main conduit for donations to charity within the Group. It provides substantial resources to support community involvement and charitable programmes within the different GUS businesses. The Trust focuses on three areas:

- Links with universities and educational establishments in those localities where GUS has a significant presence.
- Charities in the field of medical research.
- Charities that focus on the needs of children and the elderly.

The Trustees of the GUS Charitable Trust are: Sir Victor Blank (Chairman), Lady Patten of Wincanton and David Morris. The Trustees are supported by Vivienne Parry, Trust Administrator, who is responsible for reviewing and assessing applications made for grants.

GUS has made regular contributions to the Charitable Trust, since its establishment in 1997:

Year	Contribution to GUS Trust (£'000)	Expressed as percentage of pre-tax profit (%)
1998	571	0.09
1999	505	0.11
2000	458	0.12
2001	600	0.19
2002	828	0.22

Community performance
GUS measures its community engagement using three indicators:

- The levels of support and grants provided by the GUS Charitable Trust.
- The combined value of other community budgets: employee time, gifts in kind, management costs.
- Measures of community project progress and achievements.

In the year ending March 2002, the Trust made grants totalling £632,000. The combined value of other recorded community activity in the Group was £1.3m, comprising:

Employee volunteering	£93,000
Gifts in kind and donations (excluding a substantial amount of stock from Argos stores donated to charities)	£877,000
Other costs of community programmes (including internal management and resource)	£312,000

These figures are analysed and explained in more detail in the following pages.

Experian

Experian is a global business and recognises a diverse range of communities, with whom it works closely to understand and address local needs. The community programme aims to build on Experian's business strengths and to focus on education projects.

Funding decisions are made democratically by representatives from across the business. In the UK, these are made by the Community and Charity Committee and, in the US, by the Community Involvement Council. Common themes of the programme are employee volunteering, community sponsorships and charitable donations.

Community performance
Combined value: In the year ending March 2002, the combined value of recorded community activity at Experian was £376,000, comprising:

Employee volunteering	£75,000
Gifts in kind and donations	£106,000
Other costs of community programmes (including internal management and resource)	£195,000

Project achievements: Experian sponsors the Robin Hood Marathon in Nottingham, with the objective of engaging as many people as possible from Experian and from the Nottingham community. It is an event that builds team spirit, raises funds and promotes the reputation of Nottingham and Experian. A total of £30,000 was raised for charity as a result of Experian's involvement and the event almost reached its capacity of 10,000 runners. Experian had an 850-strong team at the event, comprising 403 runners, 147 volunteers and 300 guests.

The Experian Adopt-a-School scheme provides schools with a link to the commercial world, while supporting the personal development of employees through the use of their skills in a very different environment. The company has adopted six Nottingham city schools (including a nursery school and one for children with special needs). The schools have given very positive feedback to the Experian volunteers and a report from OFTSED (the UK schools' inspection body) specifically listed the Experian support as valuable.

The Nottingham Forest Study Support Centre was formed to support disadvantaged pupils with an after-school study facility. It provides pupils with a motivational learning environment, raises the profile of Experian within the education community and offers employees an opportunity for self-development. Experian encouraged its computer suppliers to provide equipment at a beneficial rate, which was then installed by members of the company's PC support team. The Centre is now fully booked at least a term ahead.

In North America, Experian's community projects are focused primarily on the needs of children, but were widened to include a response to the events of September 11th. Employees raised over US$25,000 to support the relief efforts. Other projects during the year included the purchase and supply of toys for disadvantaged children in the City of Allen, Texas and the collection of new childrens' books to support a project in New York.

Argos Retail Group

Argos (including Jungle.com)

Argos takes an active role in supporting community projects through a programme of donations. A strong feature of the programme is its local nature, reflecting the prominent place of Argos in the high street.

During the year, Argos launched a partnership with Barnardos to raise £400,000 by the end of December 2003. This will support 78 family centres run by the charity. Funds will be raised through a competition run in association with a national newspaper and through store-based fundraising, such as the sale of pin badges and employee events.

Community performance

Combined value: In the year ending March 2002, the combined value of recorded community activity at Argos and Jungle.com was £100,000, comprising:

Gifts in kind and donations*	£86,000
Other costs of community programmes (including internal management and resource)	£14,000

* *The figure for gifts in kind does not include the large volume of stock and product samples that are regularly donated to charities.*

" Volunteering puts me in a really positive frame of mind. People are so appreciative, so happy you have come. "

Deborah Hannah
Business Analyst
Experian



" We set out to donate £500 to NCH, but with the help of our colleagues we raised £3,790. We encouraged everyone to use their own ideas and to have fun doing it. "

Sylvia Simpson and Lynne Akroyd
Warehouse Assistants
Reality



Project achievements: Furniture valued at £20,000, which had been on display at the Ideal Homes Exhibition in London, was given to the Community Links charity in East London – Britain's leading inner-city regeneration project. Unwanted furniture from the Argos sample centre was also handed to charitable organisations, including Age Concern in Milton Keynes.

Employee fundraising activities raised an additional £100,000 (not included in the figures on the previous page). Among the organisations supported were Children in Need and the Milton Keynes Childrens' Services Department.

Jungle.com donated 24 pallet loads of redundant and returned IT equipment to the International Aid Trust (IAT) for use in a computing school at one of the Trust's orphanages in the Ukraine.

Home Shopping

The Home Shopping division of ARG has historically supported and encouraged community involvement, which has been planned and driven by local staff. A strategy is now being developed to align community involvement and charitable giving with individual catalogue brands, while continuing to focus local support on Manchester and the North West.

Community performance
Combined value: In the year ending March 2002, the combined value of recorded community activity at Home Shopping was £585,000, comprising gifts in kind and local donations.

Project achievements: Home Shopping donated surplus stock to charity with a retail value of £585,000, principally to the Birth Defects Foundation and NCH.

In December 2001, two staff from Catalogue Bargain Shops (CBS) took part in a fundraising 'Festive Dash' around all 54 CBS stores in the UK, raising over £6,000 for the NSPCC.

Reality

The Reality community programme was started in 2001 to reach out to Reality's local communities, while supporting the business strategy at national, local and individual levels. A Community Programme Manager and Community Links Manager for the depot network were appointed to support the programme.

In April 2001, NCH was selected, by a general vote, as Reality's corporate charity. NCH is one of the UK's leading children's charities, supporting over 98,000 vulnerable children, young people and their families. It has projects nationwide, giving the charity local relevance to Reality employees across the UK.

Community performance
Combined value: In the year ending March 2002, the combined value of recorded community activity in Reality was £121,000, comprising:

Employee volunteering	£18,000
Other costs of community programmes (including internal management and resource)	£103,000

Project achievements: Reality harnessed the enthusiasm of its people at a local level to meet the NCH fundraising target of £100,000. The programme of fundraising and volunteering stretched from Aberdeen to Truro and saw employees involved in activities ranging from sponsored juggling to abseiling.

There were several community involvement projects during the year. For example, Worcester's IT team designed a website for Manor Park School, which caters for children with special needs. The site will eventually allow parents to see what their children did each day (www.manorparkschool.com).

Reality has launched a part-matched funding scheme, which has supported over 40 employees in raising funds for their chosen charities. The business is also promoting a payroll-giving scheme, which 8% of people across the business use to give tax-free donations to charities.

Burberry

Burberry uses its luxury brand identity to lend support to charitable projects and fundraising events.

Community performance
Combined value: In the year ending March 2002, the combined value of recorded community activity in Burberry was £100,000, comprising gifts in kind and donations.

Project achievements: Burberry took part in Save the Children's annual Festival of Trees, where Christmas trees are auctioned for the charity. The Burberry Tree came in its own exclusive packing trunk and had 12 gifts, including the Burberry Barbie.

Burberry designed a special edition scarf in support of Breakthrough Breast Cancer. The scarf, a wool muffler, featured the Burberry signature check in shades of pink and ivory. A special advertisement showing Kate Moss wearing the scarf appeared in key fashion publications. The scarf was sold exclusively in the Bond Street store during Breast Cancer Awareness Month, with 30% of retail sales going to Breakthrough Breast Cancer. A fundraising party was held with Breakthrough at the store during London Fashion Week.

Burberry also made an outright donation to The September 11th Fund to aid victims and their families.

Environment

GUS has an environmental policy that provides the framework against which we measure our performance and manage our activities.

Specifically, it is our policy to:

- Comply with all relevant environmental legislation.
- Measure and continually improve our performance with respect to our main environmental impacts.
- Report openly on our impacts and progress towards meeting our goals.
- Encourage our suppliers to improve their own environmental performance.
- Ask our customers for their perceptions on environmental issues relating to the Company.
- Compare our environmental activities with those of others in our sectors (Retail and Financial Services) to help us improve.

We have undertaken a preliminary review of our environmental impacts and have set four priority areas. These are major impacts on the environment, which we believe we can improve. They are:

- Reducing waste.
- Considering the impact of our transport fleets.
- Improving energy management.
- Reducing consumption of materials.

Environmental management
The *GUS Environmental Policy* is explicit in describing the management arrangements by which we will bring about change. Each of our businesses has set its own agenda, including detailed and measurable objectives and targets, which are described in the following pages.

Corporately, GUS has signed up to the UK Government's Making a Corporate Commitment Campaign. In the year 2000, we set two quantified targets, both focused on the greenhouse gas Carbon Dioxide (CO_2):

- We will reduce our CO_2 emissions from building energy use by 2% (per £1000 of sales we make) by 2002.
- We will stabilise our emissions of CO_2 from our transport fleet, such that the emissions (per £1000 of sales) in 2002 are the same as those in 2000.

We are also publicly committed to improving the quality of our data on the solid waste we produce and setting targets to reduce the amount going to landfill.

Environmental performance
Management targets: We set five corporate environmental management targets. These are shown below with their original target date and a statement describing our progress on each.

1. Extend the current environmental committee at Argos to cover the whole of the Argos Retail Group (by May 01). The Environmental Committee now has responsibility for the whole of ARG, so the action is complete.

2. Establish environmental management arrangements at Reality (by May 01). This has been done and the Committee meets quarterly. Recent changes in structure bring the Reality business within Argos Retail Group, but the newly formed committee will continue to meet.

3. Set local targets in each of the major Group companies. These will include both management objectives and performance targets for our priority impacts (July 01). These targets have been set, and form the basis of the Group targets described above.

4. Strengthen our existing supplier management arrangements covering environmental and social issues (December 01). This is in progress, as described in the relevant section on page 15.

5. Sign up to the Government's Making a Corporate Commitment (MACC2) (February 01). GUS is a signatory to the campaign and our progress is described opposite.

Quantified indicators: We recognise that our environmental performance can still be improved, but we are pleased with our achievements this year. The graphs on this page demonstrate how our most important impacts have changed. For each impact, we show the absolute figures, together with a second graph demonstrating how our efficiency (expressed per £1000 of sales) is changing.

CO_2 from buildings: The two graphs below show our total emissions of CO_2 arising from building energy use and also the emissions per £1000 of sales. The absolute emissions of CO_2 have returned to their 2000 levels after a small rise last year. However, when expressed per £1000 of sales, emissions have fallen by 3% between 2000 and 2001, and by 9% between 2001 and 2002. These reductions are the result of efficiency improvements at Burberry and Argos, where increases in sales have not been accompanied by corresponding rises in energy consumption.

GUS: CO_2 emissions from buildings
K Tonnes


2000 119.3
2001 122.2
2002 121.8

GUS: CO_2 emissions from buildings
Kg/£k


2000 27.6
2001 26.9
2002 24.5

CO_2 arising from the transport fleet: The GUS transport fleet consists of company cars, light delivery vans and heavy goods vehicles. In 2000, this fleet travelled 194m miles and consumed over 44m litres of fuel, giving rise to the emissions of 125,000 tonnes of CO_2, which equates to 29 kg per £1,000 of sales.

GUS set a target that emissions per £1,000 of sales for 2002 be held at the 2000 levels. However, the arrangements for recording mileage and consumption at Reality changed during the year with the implementation of an automated management system. As a result, the consumption figures for 2002 include a significant element of estimation. In broad terms, the total mileage and consumption have remained constant, although efficiency in the Argos HGV fleet (which is measured separately) has improved. We cannot state with confidence that the efficiency target has been met, but the improved arrangements at Reality will provide a more precise measure of fuel consumption going forward and we intend publishing a new target in the year ahead.

Product packaging: The retail businesses of ARG handle large volumes of packaging. Much of this is created by the manufacturers, but some is added by ARG to keep the products safe during delivery to the customer. It is a legal requirement for us to measure these volumes, which represent a cost to the business. Between the years 2001 and 2002, the total volume fell by 7% and the amount per £1000 of sales was reduced by 15%, which was in contrast to a rise in the previous year.

GUS: Packaging waste generated
K Tonnes


2000 43.8
2001 67.7
2002 63.1

GUS: Packaging waste generated
Kg/£k


2000 10.9
2001 14.9
2002 12.7

Catalogue paper: GUS produces a significant number of catalogues and we monitor the volumes of paper used in their manufacture. This figure has risen over the last two years with the launch of new titles such as Argos Additions and Abound. When viewed against the sales they generate (per £1000 of sales), the catalogue volumes show rises of 1% and 8% in the last two years.

GUS: Paper used for catalogues
K Tonnes


2000 97.9
2001 103.6
2002 122.2

GUS: Paper used for catalogues
Kg/£k


2000 22.6
2001 22.8
2002 24.6

Business in the Environment Index: GUS takes part in the Business in the Environment Index of Corporate Engagement, an annual survey. In recent years, we have steadily improved our performance to the point where we are comparable with our peers among the general retailers.

GUS: BIE score (%)


1998 12
1999 38
2000 55
2001 68

In the most recent survey we were rated 51 out of 79 FTSE100 participants. We are pleased with this progress, but intend to improve still further.

" We are sending 40% less waste to landfill than we were two years ago. The recyclying message has really hit home and everyone is playing a part. "

Peter Adgar and David Voce
Distribution Centre
Experian



Experian

Environmental management at Experian is the responsibility of an Environmental Steering Group. This group has developed an Environmental Management System (EMS), working in conjunction with Net I Ltd, part of The Nottingham Trent University. The company's principal impacts are the use of energy, the consumption of resources and the production of solid waste.

Environmental performance

Management targets: Experian has a target of obtaining ISO14001 certification within the coming year. As part of this exercise, the business has:

- Identified environmental impacts in all areas, including transport.
- Published an environmental policy.
- Developed and communicated environmental procedures.
- Implemented an Environmental Management System.
- Established an internal reporting system through the company's UK intranet and Internet.
- Initiated an environmental improvement programme with suppliers.
- Provided specialist training for 20 environmental champions.
- Provided environmental awareness training to over 1700 Experian people.
- Produced a video on Experian's environmental programme for use at the company induction.

Quantified indicators: Experian measures a number of environmental indicators.

Energy use in buildings: The two graphs below show Experian's total UK building energy use and also the consumption per £1000 of sales. The company set an objective to reduce its energy consumption by 2.5% and has undertaken audits of the lighting arrangements to identify potential savings. The graph shows that total energy use has remained largely constant, but that efficiency has improved by almost 10%.

Experian: Energy consumption
Million kWh


2000 21.2
2001 20.1
2002 20.2

Experian: Energy consumption
kWh/£k


2000
2001 92.9
2002 84.0

Solid waste: The amount of solid waste going to landfill was reduced by 33%, while the amount recycled increased by 9%. The use of glass and plastic has reduced markedly, helped by the switch to Experian's own bottled water for meetings, which is supplied in reusable glass bottles.

Experian: Solid waste generated
Tonnes


2001 723.0 304.9
2002 487.6 333.0
Landfill waste
Recycled

Experian: Solid waste generated
Tonnes/£k


2001
2002

Argos Retail Group

Argos and Home Shopping

For several years, there has been an established Environmental Committee at Argos. This group has provided a forum for communication and decision-making on environmental issues. In recent months there have been two major developments:

- The committee has extended its responsibilities to include the whole of ARG and wider CSR issues.
- The committee is developing a more formalised reporting procedure, allowing it to review data on the principal environmental impacts on a quarterly basis.

The most significant environmental aspects in ARG are the use of energy, transportation of goods, the use of packaging and the production of solid waste.

Environmental performance

Management targets: The principal management activity in the last year relates to the integration of environmental management and reporting for the different elements of ARG.

Quantified indicators: The data in this section relates principally to Argos. The Home Shopping buildings and logistics operations are managed by Reality and the impact data is included in the figures for Reality in the following section.

Energy use in buildings: The two graphs below show Argos' total building energy use and consumption per £1000 of sales. Energy efficiency has improved by 16% as the result of a programme of improvements, including the use of inverters to reduce the consumption of cooling fans, lighting refurbishment and the appointment of energy champions. Underlying these figures is a switch from electricity consumption to gas use. Most new stores use gas-powered air handling units and the programme of energy efficiency is concentrating on reducing electricity use still further.

Argos: Energy consumption
Million kWh


2000 158.7
2001 178.0
2002 177.6

Argos: Energy consumption
kWh/£k


2000 77.1
2001 74.6
2002 62.4

"We are targeting all areas of potential waste in our stores, such as recycling our packaging, cutting down on our use of electricity and communicating with e-mail rather than paper."

Paul Collins
Store Manager
Argos



Transport miles: Argos products are transported by two fleets of heavy goods vehicles. One is owned by Argos and handles distribution between the warehouses and stores. The other is managed by a contractor and supports the Argos Direct home delivery service. The graph shows the total miles travelled by these two fleets. Between 2001 and 2002 the mileage increased by 17%, but improvements in vehicle and routing efficiency, combined with the use of double-decked trailers on the most common routes, reduced the miles travelled per £1000 of sales by 2% over the same period. Argos is also replacing the older, less efficient vehicles in the fleet and considering a programme of driver training focused on fuel efficiency.

Argos: HGV mileage
Million miles


2000
29.2
2001
33.9
2002
39.5

Argos: HGV mileage
Miles/£1000


2000
14.2
2001
14.2
2002
13.9

Packaging: Argos goods sold in 2002 were accompanied by 40,000 tonnes of packaging. The graph shows that this total rose steeply in 2001, driven partly by increased sales and partly by more elaborate packaging on products. Argos appointed a packaging technologist to help reduce the use of packaging wherever possible and the 2002 figure shows a reduction of 10%, or 24% when expressed per £1000 of sales.

Argos: Packaging waste generated
K Tonnes


2000
37.5
2001
44.0
2002
39.6

Argos: Packaging waste generated
Kg/£k


2000
18.2
2001
18.4
2002
13.9

Reality

Reality has its own environmental policy and an 'Environmental Action Team' representing the major functional areas of the business. The team has initiated pilot environmental programmes at three typical locations to quantify the major impacts at each site and to implement practical steps for reducing them. It is hoped that the improvements identified will be transferable to other parts of the company.

Support for the new environmental campaign has been very strong within the business. Recycling and reuse programmes, energy efficiency campaigns, green travel and environmental awareness raising schemes have all been initiated.

Environmental performance

Management targets: Reality has a nationwide network of depots, contact centres and warehouses, which contribute more than 40% to the total energy usage by GUS. It also operates over 70% of GUS company cars and over 80% of the company vans and HGVs. These, together with packaging and waste management, are the priorities for Reality's Environmental Action Team.

Quantified indicators: Reality has only been identified as a separate business unit in the past two years, so data is limited to that period.

Energy use in buildings: The two graphs below show figures for total building energy use and for use per £1000 of sales, both of which have fallen slightly. Energy consumption per £1000 of sales is relatively high compared to other parts of the business, as Reality manages buildings occupied by other business units. In addition, Reality buildings include large warehouses with automated machinery, which tend to increase consumption.

Reality: Energy consumption
Million kWh


2001 162.8
2002 161.0

Reality: Energy consumption
kWh/£k


2001 342.0
2002 340.8

Transport miles: The arrangements for recording fuel use and mileage in Reality are currently being improved. In previous years the fuel use and mileage at each depot have been manually recorded and collated. In future, there will be a computerised system, recording automatically the consumption of each vehicle and driver. Last year was one of transition and we are not able to state the exact consumption and mileage figures.

Burberry

In May 2000, Burberry undertook a detailed review of its environmental issues and audited each of its major UK sites. From this it identified the major impacts and developed an appropriate environmental policy. Detailed targets and actions now support this policy. Burberry has also established an Environmental Committee to drive progress.

Environmental performance

Management targets: Burberry has identified over 20 distinct management actions for monitoring and control by the Environmental Committee. The business also produced its own environmental report during 2001.

Quantified indicators: Burberry set two quantified performance targets:

- Reduce energy consumption (per £1000 sales) by 5% between 2001 and 2002.
- Reduce water consumption (per £1000 sales) by 2% between 2001 and 2002.

Energy use in buildings: The two graphs below show building energy use in total and per £1000 of sales. The increase in overall consumption during 2001 is the result of data on oil use being included for the first time. Energy use per £1000 sales has reduced sharply, far exceeding the 5% savings target. Much of this improvement was the result of more Burberry products being manufactured by suppliers, rather than by the company.

Burberry: Energy consumption
Million kWh


2000 31.3
2001 36.6
2002 30.3

Burberry: Energy consumption
kWh/£1000


2000 136.1
2001 86.1
2002 61.0

Water use: Water use totalled 20,000 m^3 in 2002 and has declined as Burberry reduced and closed some of the dyeing operations that used significant volumes of water. There has also been a marked change in the water use per £1000 of sales, which fell by 29%, driven largely by the move away from direct manufacture.

Burberry: Water consumption
k m^3


2000 25.6
2001 24.3
2002 20.2

Burberry: Water consumption
m^3/£k


2000
2001 0.06
2002 0.04

Business partners and the supply chain

GUS has a large and diverse range of suppliers. We want to be sure that these organisations share our concern for human rights in the workplace.

The Group has identified three broad categories of supplier:

- Suppliers of merchandise that we then sell to consumers.
- Business partners, often on long-term contracts, who are strategically important to GUS.
- General suppliers of goods and services.

In the case of retail merchandise suppliers, we believe that our customers want their products to be made by workers in reasonable conditions and with care for the environment. In the case of our major business partners, the relationships tend to be long-term and we have the opportunity to bring about real change. We have a lower level of influence over our smaller general suppliers and consider these to offer less scope for improvement.

Supply chain principles

We have defined a set of principles for our merchandise suppliers and business partners and requested each of our businesses to devise its own process for ensuring compliance and encouraging improvement. The arrangements in ARG and Burberry, which are the businesses that handle retail merchandise, are described below.

The issues of labour standards and workers rights are complex and we intend to proceed on the basis of dialogue and partnership, rather than command and control. Our supply chain is extensive, with many suppliers having subcontractors of their own. For these reasons, no business of our size and reach can ever be categorical about the conditions in every one of its suppliers. Our intention is to improve progressively our confidence in them and in their operational standards. As far as possible, we are encouraging suppliers to apply our principles in their own supply chains.

Principle 1: We do not employ any person below the age of 14 or 15 (depending on the country) or below the legal minimum age (where this is higher) in the countries in which we operate.

Principle 2: We do not use forced labour in any form (prison, indentured, bonded or otherwise) and staff are not required to lodge papers or deposits on starting work.

Principle 3: We comply with all applicable local environmental, safety and health regulations. We provide a safe and healthy workplace, presenting no immediate hazards to our staff.

Principle 4: Within the customs and practices of the countries in which we operate*, we do not discriminate against any worker on any grounds (including race, religion, disability, or gender). We do not engage in or support the use of corporal punishment, mental, physical, sexual or verbal abuse.

Principle 5: We provide each employee with at least the minimum wage, or the prevailing industry wage, (whichever is higher) and provide each employee with all legally mandated benefits.

Principle 6: We comply with the laws on working hours in the countries in which we operate.

Principle 7: We comply with all relevant environmental legislation in the regions in which we operate. We have identified all the hazardous or toxic waste we produce, and are confident that it is disposed of by competent bodies via authorised disposal routes.

* *We recognise that there are some communities in the world where a mixed workforce is not practicable. However we expect our suppliers to justify their practices and to treat all employees equally.*

Implementation

Argos Retail Group: ARG sells goods through its Argos brand and through a range of catalogue brands collectively known as GUS Home Shopping. The goods can be divided broadly into two categories, 'fashion' and 'home and living'.

The supply base for ARG's fashions tends to be relatively stable and there are long-term relationships between the company and its suppliers. The 130 principal fashion suppliers have already indicated their compliance with an ARG policy that is based on our seven Supply Chain Principles. The policy is supported by a self-assessment questionnaire and audit framework, and a pilot programme of independent third party audits has been successfully completed. A sample of the supply base will be reviewed each year, giving suppliers the opportunity to develop improvement plans that can be recorded and monitored.

The approach for suppliers of home and living goods is slightly different. All suppliers receive the Supply Chain Principles as part of the terms and conditions under which the contract is placed. Many of these suppliers are well-respected companies and their products are found in many high street retailers. ARG has decided to focus its attention on the suppliers of non-proprietary products, concentrating on those imported directly from overseas. Each of these suppliers receives a visit from independent third-party auditors, who assess the health and safety, quality control and labour practices of the company. In the first six months of the programme, 36 such audits were completed.

Burberry: Burberry is an international luxury brand, requiring the highest standards of design and quality within its supply chain. Burberry has now begun to extend these arrangements to encompass environmental and social issues.

The Burberry approach is that every supplier of goods or materials will be invited to assess its own operations against the GUS Supply Chain Principles and to indicate its compliance with them. A subset of suppliers will then take part in more detailed discussions, initiated by a detailed self-assessment of the supplier's social and environmental practice. Selected suppliers are visited to discuss the results yet more thoroughly. This risk-based approach allows Burberry to focus on parts of the supply base where it can make the greatest difference.

Burberry also operates a global network of licensees, which are companies that manufacture and sell Burberry goods under carefully controlled brand-enhancing contractual arrangements. Each licensee company is subject to a detailed annual audit, which is currently being extended to cover social and environmental practice. The audit is based on the Supply Chain Principles and licensees will be assessed and given a 'star rating' on their environmental and social practice. A one-star licensee meets all Burberry's basic requirements, while a five-star licensee is demonstrating global best practice in these areas. The scheme is currently being launched and licensees will be encouraged to improve their performance over time.

Business partners: Major business partners play a particular role in our business-to-business operations, notably at Experian and Reality. Whether it is a long-term contract to supply vehicles or an outsourcing agreement to operate a call centre, these companies rely on a number of critical suppliers to help them deliver their services. In each area, we are reviewing the most important suppliers and beginning a process of dialogue. Through this process we will carefully explain our requirements and work with the partner to identify any improvements that they need to make to reach our standards. Once again, this will be a long-term process and our objective is to work co-operatively wherever possible.

" Our suppliers play a vital part in helping us achieve our goals. It's a partnership based on mutual co-operation throughout the supply chain, with a very clear understanding of the standards we are trying to set. Effective communication is everything. "

Richard Martyn
Director of Operations and Logistics
Burberry



Our people

GUS is committed to business excellence and is continually improving its employment policies and processes. We promote a healthy and safe working environment and support the continuous development of our people.

Each of the businesses within GUS has developed its own policies and procedures for managing its people. These policies cover the breadth of our employment activity and share certain common themes that are of particular importance to us.

Equal opportunities
We are committed to providing equal opportunities for employees at all levels and locations. We keep our workplace free of harassment and bullying. All employees receive fair and equal treatment, irrespective of gender, ethnic origin, age, nationality, marital status, religion, sexuality and disability. We believe in a diversity of employment, reflecting the age, gender and ethnic mix of the communities in which we operate.

Safe and healthy workplace
We aim to provide a healthy and safe environment for our people, customers and visitors alike. We understand the health and safety issues associated with our different operations and have incorporated safety management into everyday business practice. We support a culture of risk management to ensure accidents and incidents remain as low as possible. Our approach is designed to meet all legislative requirements and relevant codes of practice. We also work with our employees, suppliers, contractors and partners to maximise safety.

Development and training
In common with other businesses, GUS depends on the commitment of its people and on its ability to engage and motivate them. Our human resources teams provide a range of opportunities for staff development and training, always looking for innovative ideas to improve skills and capabilities.

Consultation and representation
GUS divisions encourage employees to be represented in the workplace and consult their staff on matters connected with their employment. There are recognised agreements with Trade Unions, formal consultation processes through national and local Trade Union representatives and through joint consultative committees. Particular campaigns have also been launched to encourage staff suggestions on all aspects of the business including, for example, efficiency, working conditions, community involvement and the environment.

Compensation and benefits
GUS is committed to fairness of employment. We meet all legal requirements concerning working conditions, remuneration and benefits in the countries where we work. We want to be competitive in the marketplace and encourage high-calibre recruitment throughout the business. Our culture is one of recognition and reward and as a result we have developed various incentive schemes within our divisions.

The introduction of a Group 'Sharesave' scheme was a particularly important development last year. It gave employees the opportunity to take a stake in the business through a three or five year save-as-you-earn plan. Almost 40% of eligible employees joined the scheme, which was substantially higher than expected.

Health and safety
Our different businesses have developed their own health and safety policies and procedures, which are appropriate to their activities. These policies establish the framework against which each business can set objectives and targets for health and safety management and, where appropriate, improvement. Ultimate responsibility lies with the chief executives of our businesses, who regularly monitor safety performance.

Each business keeps records of its own health and safety performance, recording accidents, as well as incidents that might give rise to accidents. The categorisation of incidents varies from business to business, making it difficult to provide a single overall total. One category that is common, however, concerns incidents that are legally reportable under the UK Reporting of Incidents, Diseases and Dangerous Occurrences Regulations 1995 (RIDDOR). In broad terms, these are accidents occurring at work causing the individual to take more than three days off as a result. The legislation applies only in the UK, so at this stage we are only able to report the performance of our UK operations.

The table below shows the figures for our principal UK businesses (excluding Burberry, which will be reporting in its own right at a later date). They reflect the very different nature of the operations, with the office-based Experian (UK) showing the lowest incident rate. All of the numbers have been normalised per 100,000 hours worked, in order to compensate for changes in the number of employees. Our UK safety performance is improving again following the increase in 2001.

GUS: Total number of incidents per 100,000 hours


2000
1.02
2001
1.23
2002
0.92

	Total RIDDOR incidents in 2002	RIDDOR incidents in 2002 per 100,000 worked
Experian (UK)	2	0.04
ARG	216	0.71
Reality	339	1.34

Workforce diversity

We believe that companies benefit from a diverse workforce, with a good mix of gender, ages, races and backgrounds. It means that people can learn from each other. It also helps us understand our customers, who are themselves diverse. We are developing ways to monitor and manage the diversity of our workforce. In some of our operations these systems are already very sophisticated, whilst in others they are still being designed. The table below shows our worldwide workforce (excluding Burberry, which will be reporting in its own right at a later date) and the approximate ratio of male to female employees in each business.

	Headcount	Full-time equivalents	Headcount ratio male:female
Experian	11,885	11,652	1:1
ARG	32,037	19,410	7:10
Reality	16,554	15,028	1:1
South African Retailing	6,311	5,811	8:10

"Our learning initiatives have helped many employees to return to education and obtain new skills. It's great seeing the new interest and confidence that this inspires in people."

Eddie Forkgen
Training Manager
Reality



Business benefit

The Board of GUS is committed to Corporate Social Responsibility (CSR), but this commitment is in the context of making a sustainable return for shareholders.

By identifying and managing the different aspects of our CSR, we are:

- Reducing non-essential operating costs.
- Improving relationships with our employees and customers.
- Increasing the market for shares in GUS.
- Controlling our non-financial risks.
- Enhancing our reputation.

The counterbalance is that there is some investment required in our management of CSR. Our responsibility is to keep the benefits and investment in balance.

Cost saving

Controlling waste offers us cost benefits. We regard the management of energy, waste and other costs as 'business as usual' rather than as a separate environmental initiative, so we must be careful to avoid double-counting the benefits. However, it is helpful to consider the scale of the savings. An example is shown below:

In the year ending on March 2001, our UK businesses consumed 407m kWh of energy in their premises. The following year, this figure was 390m kWh, representing a fall of approximately 4%. Over the same time period, the turnover of the UK businesses rose by 9%. Taking an average unit cost for the business, this equates to an annual saving of over £1.5m p.a.

Energy is only one example. We have also made savings in our use of packaging. Our water consumption though has increased, resulting in extra costs. The table below shows a balance sheet of cost increases and savings in four key impact areas. It is important to stress that these are just indicative figures. They depend strongly on assumptions, but do serve to illustrate the scale of the current cost savings.

	Cost reduction	Cost increase
Energy	£1,500,000	
Fuel	–*	–*
Water		£140,000
Packaging	£160,000	
Total	**£1,660,000**	**£140,000**

* *Fuel efficiency assumed to be roughly constant – see page 9.*

Employee relationships

Attracting and retaining the staff we want is an important benefit. Our work in CSR helps in three ways:

- When people understand the vision and the purpose of the company we find that they are better motivated and more satisfied in their jobs. The organisational development projects at ARG, for example, have given the teams a new enthusiasm and competitive edge. We believe that this plays a major part in the continuing good performance of the business.
- Employees prefer to work for a responsible and well-respected employer. The ability to raise money for a favourite charity, to make a difference in a local community or to take some pride in the positive reputation of the company all help to make people feel good about their jobs.
- People often work together in new ways when they come to a CSR project. Whether they are co-operating on a weekend project in the community or meeting in a cross-business team to look at environmental management, people are exposed to new challenges and make new working relationships. This provides variety and can help colleagues feel part of a team.

Investor interest
Socially Responsible Investment (SRI) is becoming a significant feature in the financial landscape. Over the past year, GUS has been in contact with several major shareholders, in order to talk through our progress and plans. These meetings have been very productive, allowing us to understand clearly the areas of concern for our investors. We seek to reassure our investors that we have clear sight of the risks and opportunities.

In specific terms we are now listed in two 'ethical' indices. GUS is a component in the UK FTSE4Good Index (www.ftse4good.com), which comprises a subset of the UK's largest companies, selected using environmental and ethical criteria. We are also included in the Dow Jones Global Sustainability Index (www.sustainability-index.com). The DJGSI family of Indices uses a complex and rigorous assessment process to select the most 'sustainable' companies from a global base of over 3,000 organisations. GUS is one of approximately 300 companies listed in the Global Index.

Risk and opportunity management
The CSR 'agenda' embraces risks as well as opportunities for GUS. For example, where once we had to deliver the right quality of product at the right price, we must now accomplish this in a manner acceptable to our stakeholders. We are also under increasing scrutiny to comply with new legislative and governance requirements.

On the other hand, there may be opportunities, such as delivering new products to business customers, who are themselves managing their corporate responsibilities. There is also scope to improve the range of products we offer to consumers, catering for those who make ethical choices in their purchases or who have special needs.

By taking a more active approach to CSR, we improve our management of the risks and make it easier to grasp the opportunities.

"CSR is a tremendous catalyst for creativity and teamwork. Colleagues really enjoy the challenge of working together outside their normal business roles."

Sophie Dackombe
Process Analyst
Argos



The year ahead

"Everything in business has an ethical dimension. I think that responsible organisations in the 21st century will make a virtue of this."

Chris McCann
Project Manager
Home Shopping



We are determined to continue to improve our CSR performance and to keep abreast of society's expectations. In doing so, we know that there will always be scope for improvement.

In this section we set out the main actions that GUS will take in the coming year. Some are the continuation of work already under way, while others are new initiatives.

Policy frameworks
GUS has developed an overarching set of CSR principles, which have been reviewed and approved by the main Board. The next stage is for each of the Group businesses to be confident that they have in place appropriate policies to support these principles. In the coming months, each business will be asked to review their existing policies to ensure that the appropriate procedures are in place.

Indicators
Our first CSR Report includes as much quantitative data as possible. However, with the exceptional of environmental data, this is the first time that we have collected these figures in a standardised form across the Group. Over the next year we will be developing and extending our reporting mechanism, using the framework of the BITC Impact on Society Reporting Group.

MACC2 commitments
GUS has achieved its commitments to reduce buildings-related CO_2 under the Government's MACC2 campaign, but changes in the company have meant that the results for transport are less clear. We will be setting new quantified targets in the coming year, which will be published on our website (www.gusplc.com).

Supplier management
We will further establish our programmes on social and ethical standards in our supply chains and will report openly on progress.

Catalogue recycling
We are investigating what role GUS can play in promoting the recycling of its catalogues and looking for other opportunities to take part in product stewardship projects.

Stakeholder dialogue
In the coming year we will extend and formalise our programme of stakeholder dialogue.

Risk management
We are moving towards a standard method for inclusion of CSR related risks in all business risk assessments. The method will be defined during the coming year and will allow us to compare risks across our businesses, improving the effectiveness of our control and audit procedures, as well as our ability to report such risks.

Verification statement

Acona has been closely involved in the production of this CSR Report, with the objective of providing an independent review and challenge to the contents.

This review has four principal aspects:

- The extent to which GUS has identified the CSR issues relevant to its business.
- The adequacy of the policies and frameworks for managing these issues.
- The comprehensiveness and robustness of the data collection and the completeness and accuracy of the data.
- The evidence supporting the qualitative claims in the report.

Identification of the issues
GUS has a clear understanding of the CSR 'agenda' and the impact it has on the Group. In all businesses there is recognition of the need to manage non-financial risks and opportunities, and the principal issues have been identified. We have made recommendations to the Group that this existing process of risk identification be formalised.

Management of the issues
The policies and systems in GUS are developing fast and are in some areas incomplete. However, there is a clear commitment to a structured and comprehensive approach. We have made recommendations on those areas where frameworks should be extended.

Accuracy of the data
This report has data on the Group's environmental impacts, staff numbers, health and safety performance and the work of the GUS Charitable Trust and community programmes. All of the data came from well-founded systems for recording and control. Data collection for this report has been audited by the GUS Internal Audit Department, which reviewed the processes for completeness and accuracy. Acona specified the scope of the review and has been closely involved in its execution, in addition to examining the findings in detail.

Accuracy of the qualitative aspects
The qualitative aspects of this document have been reviewed via an extensive series of meetings and interviews with GUS staff across the Group. There has been a process of management review and sign-off within each business. We are confident that it is an accurate reflection of the status of CSR management at GUS.

SDHodgson

Simon Hodgson
Senior Partner
Acona Ltd

Acona

Acona Group is an employee-owned consultancy providing advice on all aspects of business risk. The Sustainable Business Team at Acona advises corporate clients on social and environmental strategy, from tentative first steps through to measuring and reporting the outcomes.

Scope and content of this report
This report outlines the approach to Corporate Social Responsibility across the whole of GUS. However, the extent to which we are able to co-ordinate and report the results varies from subject to subject. As far as possible, the scope of each section has been made plain in the text, but the table below gives a general summary:

Section	Coverage
Introduction	Whole Group.
Our approach	Whole Group.
CSR principles	Whole Group.
Community	Data on GUS Trust is UK operations only, other data relate to the whole Group.
Environment	UK operations only.
Business partners and the supply chain	Principles relate to whole Group, but the details of implementation cover only the UK operations.
Our people	Principles and approach relate to the whole Group, but Health and Safety data is from the UK operations only.
Business benefit	Whole Group.
The year ahead	Whole Group.
Verification statement	Whole Group.

Design and production by **Accrue**
The paper used for this report uses ECF (Elemental Chlorine Free) pulps supplied by manufacturers with environment-friendly and sustainable reforestation policies. The report has been printed using soya-based inks and the printing process conforms to ISO 14001.

GUS

GUS plc
One Stanhope Gate
London W1K 1AF
Tel 020 7495 0070
Fax 020 7495 1567

www.gusplc.com

82 5017

GUS

Ref: PGC/klf

5 July 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad St
London
EC2N 1HP

Dear Sirs

I enclose two Block Listing Returns as follow:-

a) RA/GREAT UNIVERSAL STORES/7 – the second of the six monthly returns under this reference.

b) RA/GREAT UNIVERSAL/8 – the second of the six monthly returns under this reference.

I should be grateful if you would arrange for the release of these returns on the Regulatory News Service under numbers 451513 and 231033. Please note that a copy of this letter has been sent to the Listing Applications Department.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Encs.

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

5

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 451513

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	RA/GREAT UNIVERSAL STORES/7
3.	Period of return:	From 22.12.01 to 22.06.02
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	289,397 ORDINARY SHARES
5.	Number of shares issued/alloted under scheme during period:	41,472 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	247,925 ORDINARY SHARES
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,006,726,412

Contact for queries:

Name: PAUL COOPER

Telephone: 0161 277 4064

Address: UNIVERSAL HOUSE
DEVONSHIRE STREET
MANCHESTER
M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

5

AVS No: 231033

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	RA/GREAT UNIVERSAL STORES/8
3.	Period of return:	From 25.12.01 to 25.06.02
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	192,993 ORDINARY SHARES
5.	Number of shares issued/alloted under scheme during period:	188,838 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	4,155 ORDINARY SHARES
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	i)1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,006,726,412

Contact for queries:

Name: PAULCOOPER

Telephone: 0161 277 4064

Address: UNIVERSAL HOUSE
DEVONSHIRE STREET
MANCHESTER
M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

82 5017

02 SEP -4

Ref: PGC/klf

11 July 2002

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	155641
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 25 June 2002, Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited, purchased 17,033 ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust No. 3 at a price of £5.90 per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the ordinary share capital of the Company.

The shares held in total by this ESOP include the following numbers of shares allocated to directors of the Company under the terms of The GUS plc UK Co-Investment Plan:

John Peace - 56,370 ordinary shares
David Tyler - 32,882 ordinary shares
Terry Duddy - 43,217 ordinary shares

Exemption No: 82-5097

Investor information

RNS announcements

Information on this page is updated via a live feed (minimum 15 minutes delay) from the London Stock Exchange's Regulatory News Service (RNS). To retrieve the full story please click on the headline. To view an archive of GUS plc press releases, please click here, or to subscribe to receive an alert when a new RNS announcement is added click here.

REG-GUS PLC Additional Listing

GUS PLC
12 July 2002

GUS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 349,956 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 87,489 shares to be issued under the 1998 Approved Executive Share Option Scheme and 262,467 shares to be issued under the 1998 Unapproved Executive Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

This information is provided by RNS
The company news service from the London Stock Exchange

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Commission
NU
82-5017

Pls inform the Peace/Tyler are directors of Co's

GUS

Ref: PGC/klf

15 July 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	859769
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

GUS plc (GUS) has received notification that Mr John Peace and Mr David Tyler have today made the following purchases of ordinary shares of 0.05p each in Burberry Group plc:

John Peace – 16,000 shares at 227.75p per share
David Tyler – 16,000 shares at 227.75p per share

Following this notification both Mr Peace and Mr Tyler hold 16,000 shares in Burberry Group plc which is a subsidiary undertaking of GUS.

News release

GUS

Exemption No. 82-5017

GUS plc
One Stanhope Gate
London W1K 1AF
Tel 020 7495 0070
Fax 020 7495 1567
www.gusplc.com

24 July 2002

GUS PLC
FIRST QUARTER TRADING UPDATE

GUS plc, the retail and business services group, which today holds its AGM, issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"The successful partial flotation of Burberry earlier this month was an important further step in the strategic focusing of GUS. All of our businesses are on plan in the first quarter and we look forward to the rest of the year with confidence."

Experian

% change in sales year on year for the three months to 30 June 2002

	Total %	Total at constant exchange rates %
Experian UK	10	10
Experian Rest of World	14	12
Experian International	12	11
Experian North America	1	4
Global Experian	5	7

Experian's total worldwide sales for the first quarter increased by 5%, or 7% at constant exchange rates.

Experian International, which accounts for nearly 40% of worldwide sales, grew sales by 11% in the first quarter at constant exchange rates. Excluding acquisitions and disposals and at constant exchange rates, underlying sales for Experian International were up by 10% in the quarter, with the UK growing by 8% and Rest of World by 12%. This was led by strong performances in Marketing Information, Credit Information and Credit Solutions in the UK, with double-digit growth in Outsourcing and Credit Information in Rest of World.

In dollars, sales in Experian North America grew by 4% in the first quarter. Excluding acquisitions, underlying sales in dollars were 4% below the same

ConsumerInfo.com been included within Experian North America for the comparative period last year, underlying sales in the first quarter of this year would have been unchanged. ConsumerInfo.com was acquired in April 2002 as a key part of Experian North America's strategy to expand in the growing direct-to-consumer market. Its sales, which reached $20m in the first quarter, exceeded expectations, growing by three-quarters compared to the same period last year.

Excluding acquisitions, Credit Information and Credit Solutions continued to deliver sales well ahead of the same period last year, led by strong performances from prescreen, risk management and direct-to-consumer. However, in common with other direct marketing services companies, sales in Marketing Information, Marketing Solutions and Outsourcing were again lower year-on-year, especially as a large automotive marketing contract, which contributed 4% to sales in Q1 last year, was not repeated in the current year.

Cost efficiency programmes continued in the first quarter, building on last year's $40m of annualised savings. FARES, the real estate information joint venture, again performed strongly in the first quarter.

Argos Retail Group

% change in sales year on year for the three months to 30 June 2002

	%
Argos* - total	10
- like-for-like	5
UK Home Shopping#	(2)

* These figures exclude Argos Additions and jungle.com.
# This figure excludes sales in stationery and printing activities, which were sold last year.

UK consumer spending moderated in the first quarter, as expected, but Argos has continued to perform ahead of the market with a programme of growth initiatives aimed at improving choice, value and convenience. Excluding Argos Additions and jungle.com, sales at Argos in the first quarter increased by 10% in total over the same period last year. Like-for-like sales grew by 5%, building on 12% like-for-like sales growth in the same quarter last year.

In the first quarter at Argos, sales were particularly strong in furniture and electricals. Sales through Argos Direct, the delivery to home operation, grew by one-third to account for 20% of sales. Gross margins were in line with last year.

The Autumn/Winter 2002 catalogue, which is launched at the end of July, will have 11,400 lines, an increase of 28% over the 2001 equivalent. This will further expand the range offered to Argos customers in areas such as furniture, textiles, bedding and housewares.

Sales at UK Home Shopping for the first quarter were 2% lower than last year. Within this, agency home shopping sales were again below last year, although average spend per customer continued to increase. Sales from direct catalogues, including Marshall Ward and Abound, grew strongly. Gross margins were unchanged from those of last year.

Other initiatives in Argos Retail Group continued to progress well. To focus further ARG's portfolio of businesses, Family Hampers, whose sales in the year to March 2002 were £47m, was sold in July 2002 for £5.5m, £4m in excess of its net assets.

Burberry

% change in sales year on year for the three months to 30 June 2002

	%
Total	12
Total at constant exchange rates	13

Total sales at Burberry in the first quarter increased by 12% and by 5% on an underlying basis (at constant exchange rates and excluding the impact of the Asia acquisition in January 2002).

Total Retail sales increased by 20% with double digit growth achieved on an underlying basis, reflecting the benefit of new store openings and sales growth at existing stores.

As previously announced, Burberry anticipates that its Wholesale sales for the Autumn/Winter 2002 season, the large majority of which are scheduled to be shipped in the second quarter, will be broadly unchanged compared to the prior year. Wholesale sales were up by 4% in the first quarter but were slightly down on an underlying basis due to the timing of shipments between quarters.

Total licence revenue increased by 13%, reflecting continued strong growth in Japanese royalties. Over the balance of the year, licence revenue will be increasingly impacted by last year's depreciation of the Yen/Sterling exchange rate as well as by the termination or absorption into Wholesale operations of certain product licences.

Future announcements

GUS' First Half Trading Update will be on 15 October 2002 and it will announce its interim results on 21 November 2002.

Enquiries

GUS

David Tyler	Finance Director	020 7495 0070
Fay Dodds	IR Director	

Finsbury

Rollo Head		020 7251 3801
Jenna Littler		

GUS announcements are available on its web site www.gusplc.com.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any GUS plc or Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Shares in Burberry Group plc have not been and will not be registered under the US Securities Act of 1933 and have not been and will not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities is being made in the United States.

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

Adelaide House London Bridge London EC4R 9HA tel +44 (0)20 7760 1000 fax +44 (0)20 7760 1111 www.blplaw.com

berwin leighton paisner

our ref JSM/1000.545
your ref
ddi 020 7427 1361
e-mail jonathan.morris@blplaw.com

Mr David Morris
Company Secretary
GUS plc
Universal House
Devonshire Street
Manchester M60 1XA

24 July 2002

BY OVERNIGHT COURIER

Dear David

AGM

Following today's AGM of GUS plc, I enclose the following:

1 Print of Resolutions 9 to 20 (inclusive) passed at the meeting; and

2 20 x prints of the (amended) Memorandum and Articles of Association of the company.

I confirm that I have forwarded:

(a) to the UKLA prints of Resolutions 2 and 9 to 20 (inclusive) passed at the meeting; and

(b) to Companies House prints of Resolutions 9 to 12 (inclusive) passed at the meeting.

Once again, I have very much enjoyed working with you and Paul in connection with this year's AGM.

With best wishes

Yours sincerely

Jonathan Morris

mb\2091363.01

DX92 London

also at Bouverie House 154 Fleet Street London EC4A 2JD tel +44 (0)20 7760 1000 fax +44 (0)20 7760 1111
150 Chausée de La Hulpe B-1170 Brussels tel +32 2 741 86 30 fax +32 2 741 86 47

Company No: 146575

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

GUS plc
("the Company")

(passed on 24 July 2002)

At the 2002 Annual General Meeting of the Company duly convened and held on 24 July 2002, the following resolutions were duly passed as to resolutions numbered 10 and 13 to 20 (inclusive) as Ordinary Resolutions of the Company and as to resolutions numbered 9, 11 and 12 as Special Resolutions of the Company:

SPECIAL RESOLUTION

9 That the Company be and is hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of the said Act) of Ordinary shares in the capital of the Company provided that:

(i) the maximum number of Ordinary shares of 25p each in the capital of the Company which may be purchased is 100,000,000 being approximately 9.9 per cent of the Company's issued Ordinary share capital as at 31 May 2002;

(ii) the minimum price which may be paid for each share is 25p;

(iii) the maximum price which may be paid for each share is an amount equal to 105 per cent of the average middle market quotations for an Ordinary share of 25p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

(iv) the authority hereby conferred shall be in substitution for that conferred by the Special Resolution passed on 25 July 2001 and shall expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting of the Company to be held in 2003 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

ORDINARY RESOLUTION

10 That, pursuant to Article 5 of the Company's Articles of Association, the directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the said Act) up to an aggregate nominal value of £60,820,207 being approximately 24 per cent of the Company's issued Ordinary share capital as at 31 May 2002 (which represents the whole of the Company's unissued Ordinary share capital as at 31 May 2002) provided that such authority shall expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting to be held in 2003 unless previously renewed, varied or revoked by the Company in General Meeting save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

11 That, pursuant to Article 6 of the Company's Articles of Association but subject to the passing of Resolution 10 above, the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by Resolution 10 above as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue to or in favour of Ordinary shareholders where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares of 25p each held by them provided always that the

directors be and are hereby authorised to make such exclusions or arrangements as they may consider expedient to deal with fractional entitlements or any legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange in connection with any such offer; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £12,583,990 representing five per cent of the Company's issued Ordinary share capital as at 31 May 2002,

and this authority shall expire on the earlier of 23 October 2003 and the conclusion of the Annual General Meeting to be held in 2003 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

12 That clause 4 of the Memorandum of Association of the Company be and is hereby altered by the renumbering of existing sub-clause (W) as sub-clause (X) and the insertion of the following new sub-clause (W):

"(W) To make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000)."

ORDINARY RESOLUTIONS

13 That, subject to the passing of Resolution 12 above, the Company be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £50,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

14 That Argos Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the

Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

15 That G.U.S. Home Shopping Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

16 That Reality Group Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

17 That Jungle.com Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £10,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

18 That Burberry Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

19 That Experian Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 23 July 2005.

20 That the GUS plc North America Qualified Employee Stock Purchase Plan ("the Plan") (the main features of which are summarised in the Circular to Shareholders, dated 24 June 2002, and the rules of which, initialled by the Chairman for the purposes of identification, are produced to the Meeting) be and is hereby approved and that the directors be and are hereby authorised to do all such acts and things as may be necessary or expedient to establish and operate the Plan including making such modifications to the rules as may be necessary to ensure compliance with such statutory, fiscal or securities regulations as may apply to the Plan or any participant therein.

....

CHAIRMAN

Exemption No
82 5017

GUS

Ref: PGC/klf

25 July 2002

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	080249
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

GUS plc has received notification of the following purchases of Ordinary shares of 25p each in the Company made today by directors at a price of £4.815 per share:

Name of director	Number of Ordinary shares purchased	Number of Ordinary shares now held
Sir Victor Blank (see note 1)	15,000	198,000
Lord Harris of Peckham (see note 2)	2,500	34,700
Lady Patten of Wincanton	4,000	8,370
Frank Newman	2,500	2,500
Sir Alan Rudge	2,500	6,450
Oliver Stocken	4,000	16,621

Note 1. The number of Ordinary shares now held by Sir Victor Blank includes an unchanged non-beneficial interest of 3,000 Ordinary shares.
Note 2. The number of Ordinary shares now held by Lord Harris of Peckham includes an unchanged non-beneficial interest of 25,000 Ordinary shares.

Exemption No. 82-5017

GUS

Ref: PGC/klf

13 August 2002

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	784377
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 12 August 2002 GUS plc received notification that Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited had on that day purchased 1,500,000 ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust No. 3 at a price of £4.96513 per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the ordinary share capital of the Company.